UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

UMH Properties, Inc.

(Exact name of registrant as specified in its charter)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-12690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UMH PROPERTIES, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UMH PROPERTIES, INC.

Juniper Business Plaza

3499 Route 4 North, Suite 3-C

Freehold, NJ 07728

UMH PROPERTIES, INC. 401(K) PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2024

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Report Of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

UMH Properties, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UMH Properties, Inc. 401(k) Plan (the Plan) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PKF O’Connor Davies, LLP

We have served as the Plan’s auditor since 2010.

June 30, 2025

New York, New York

PCAOB ID No. 127

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UMH PROPERTIES, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
ASSETS
Investments, at fair value	$32,439,477	$25,998,874

Receivables
Employer	1,083,713	985,804
Participants	57,412	85,426
Notes receivable from participants	663,153	493,676
Total Receivables	1,804,278	1,564,906

Total Assets	34,243,755	27,563,780

LIABILITIES	-0-	-0-
Net Assets Available for Benefits	$34,243,755	$27,563,780

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UMH PROPERTIES, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2024

ADDITIONS:
Contributions
Participants	$2,014,452
Employer	1,083,713
Rollover	22,032
Total Contributions	3,120,197

Investment Income
Dividends	535,778
Net appreciation in fair value of investments	4,498,589
Total Expenses	5,034,367

Interest on notes receivable from participants	43,980

Total Additions	8,198,544

DEDUCTIONS:
Benefits paid to participants	1,319,712
Administrative fees	198,857
Total Deductions	1,518,569

Net Increase	6,679,975

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	27,563,780

End of year	$34,243,755

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UMH PROPERTIES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

1.	Description of Plan

The following brief description of the UMH Properties, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution profit sharing plan available to all full-time employees of UMH Properties, Inc. (“UMH”) (the “Plan Sponsor”). The Plan is a qualified salary deferral plan under the provisions of the Internal Revenue Code (“IRC”) sections 401(a) and 401(k). The Plan is subject to the applicable regulations of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the IRC.

Assets Held for Investment

All Plan assets are held with Principal Trust Company (“Principal”), the trustee, and record-keeper over all of the Plan’s assets. Among other duties, Principal is responsible for the custody of the Plan assets and for the payment of benefits to eligible participants.

Eligibility

Substantially all full-time employees of the Plan Sponsor are eligible for Plan participation and may enter the Plan provided they are over 21 years of age.

An employee who has satisfied the eligibility requirements may enter the Plan at the beginning of each quarter, following the date which he or she satisfies such eligibility requirements.

Contributions

Eligible employees may contribute up to 100% of their eligible compensation up to the annual limit determined by the IRC. A participant may elect to increase, decrease or suspend deductions according to procedures established by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

The Plan includes an auto enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default rate set at 5% of their eligible compensation. Each year, the deferral percentage will increase by 1% until the participant reaches 10% of their eligible compensation.

Rollover contributions are comprised of distributions made to the participants from their former employers’ qualified retirement plans and transferred to the Plan.

The Plan Sponsor provides a safe harbor contribution equal to 100% of the first 3% of eligible compensation plus 50% of the next 2% of eligible compensation.

The Plan Sponsor may make a discretionary employer contribution each Plan year. The amount of the contribution and allocation formula is determined by the Plan Sponsor each year and allocated to employees accordingly. For the year ended December 31, 2024 there was no discretionary contributions.

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Participant Accounts

A separate account is maintained for each participant, which is credited with the participant’s contribution and allocations of (a) the Plan Sponsor’s contributions and, (b) Plan earnings (losses), and (c) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions in any of the investment options offered by the Plan. There is no limit to how often a participant may change their investment options. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund.

Vesting

Participants are immediately vested in their contributions and employer safe harbor contributions plus actual earnings thereon. Discretionary contributions vest 25% after 2 years of service, 50% after 3 years of service, 75% after 4 years of service and 100% after 5 years of service. Employer matching contributions and any earnings thereon are subject to a two-year cliff vesting schedule.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts serve to reduce employer contributions or Plan expenses. As of December 31, 2024 and 2023, there was a $183,067 and $146,708 in the forfeiture account, respectively.

Payment of Benefits

Benefits are paid upon retirement (age 65), death, disability, or termination of employment. Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

A participant may apply for a hardship withdrawal at any time. This withdrawal must be for an immediate financial need for which funds are not reasonably available from other resources. Hardships include post-secondary educational expenses for the participant or their dependents, medical expenses to the extent not otherwise reimbursed under the Plan Sponsor’s medical programs, expenses for the purchase of a principal residence or material alterations thereto, payments to prevent eviction from or foreclosure on a principal residence and burial or funeral expenses for the participant’s parent, spouse, children or dependents.

The Plan has an in-service withdrawal provision for employees who are age 59 ½ or older.

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Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. These loans are secured by the balance in the participant’s account and bear interest as determined at the time of the loan origination. Only two loans may be outstanding by a participant at a time. Principal and interest is paid ratably through weekly payroll deductions over a period of time not to exceed five years. If the proceeds are used to construct or rehabilitate a participant’s principal residence, the Plan administrator may permit a longer repayment term. Principal and interest repaid is reinvested based on the participant’s present investment allocation selection.

The interest rate for all outstanding loans ranged from 4.25% to 9.50% at December 31, 2024 and 2023.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested with the Plan Sponsor’s contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), using the accrual basis of accounting, which recognizes revenue when it is earned and expenses as they are incurred.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, disclosure of contingent assets and liabilities, and the reported amounts of additions and deductions to net assets during the period. Actual results could differ from those estimates.

Fair Value Measurements

The Plan follows US GAAP guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable and are used to the extent that observable inputs do not exist.

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Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold during the year as well as those held at the end of the year.

Shares of common stock of the Plan Sponsor held by the Plan are valued at the closing price on The New York Stock Exchange.

Other shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded

Interest-bearing cash which is comprised of a money market fund is valued at amortized cost, which approximates fair value. The fund invests primarily in short-term, high-quality debt securities.

Mutual funds held by the Plan are valued at fair value based on the daily closing price as reported by the funds. All of the mutual funds are open-ended and are registered with the Securities and Exchange Commission. These mutual funds are required to publish their daily net asset value (“NAV”) and to transact at that price. Pooled separate accounts are reported at the value reported to the Plan by the insurance company, which represents the fair value of the underlying investments comprising the accounts. The common/collective trusts are valued at NAV of units held by the Plan. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Pursuant to US GAAP guidance, alternative investments where fair value is measured using NAV are not categorized within the fair value hierarchy.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan agreement. Interest is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Expenses

With the exception of the Plan’s recordkeeping fees and participant loan expenses (loan setup and loan maintenance fees) which are charged to the individual participant’s account, all other administrative expenses incurred by the Plan are paid by the Plan Sponsor and are excluded from these financial statements.

Expenses relating to investment management are paid directly by the respective investment vehicle and are included in net appreciation in fair value of investments.

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3.	Investments

The following are the classes and major categories of the Plan’s investments at December 31, 2024 and 2023 grouped by the fair value hierarchy:

	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Other Investments Measured at NAV*	Total
As of December 31, 2024:
Interest-bearing cash	$5,800	$-0-	$-0-	$5,800
Mutual funds	5,863,874	-0-	-0-	5,863,874
Common stocks	12,316,940	-0-	-0-	12,316,940
Common/collective trust	-0-	-0-	13,259,771	13,259,771
Pooled separate accounts	-0-	993,092	-0-	993,092
Total investments	$18,186,614	$993,092	$13,259,771	$32,439,477

As of December 31, 2023:
Interest-bearing cash	$796	$-0-	$-0-	$796
Mutual funds	4,498,404	-0-	-0-	4,498,404
Common stocks	9,261,412	-0-	-0-	9,261,412
Common/collective trust	-0-	-0-	11,272,072	11,272,072
Pooled separate accounts	-0-	966,190	-0-	966,190
Total investments	$13,760,612	$966,190	$11,272,072	$25,998,874

(*)	As discussed in Note 2, investments that are measured using the practical expedient are not classified within the fair value hierarchy.

Common/Collective Trusts - Principal Trust Target Date Funds

The Plan offers 14 common/collective trusts called the Principal Trust Target Date Funds (“Target Date Funds”). These Target Date Funds include: the Principal Trust Target 2015 Fund; the Principal Trust Target 2020 Fund; the Principal Trust Target 2025 Fund; the Principal Trust Target 2030 Fund; the Principal Trust Target 2035 Fund; the Principal Trust Target 2040 Fund; the Principal Trust Target 2045 Fund; the Principal Trust Target 2050 Fund; the Principal Trust Target 2055 Fund; the Principal Trust Target 2060 Fund; the Principal Trust Target 2065 Fund; the Principal Trust Target 2070 Fund; Principal Stable Value Fund; and the Principal Trust Income Fund. The unit value of each of these funds is determined on a daily basis. Units are issued and redeemed at their unit value. Net investment income and realized and unrealized gains and losses on investments are not distributed to participants but are reflected in the unit value.

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4.	Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2024	2023

Net assets available for benefits per the financial statements	$34,243,755	$27,563,780
Participants’ contribution receivable	(57,412)	(85,426)
True up participant contribution from prior year	-0-	29,387
Net Assets Available for Benefits per Form 5500	$34,186,343	$27,507,741

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the year ended December 31, 2024:

Total additions per the financial statements	$8,198,544
2023 Participants’ contributions receivable	56,039
2024 Participants’ contributions receivable	(57,412)
Total Additions per Form 5500	$8,197,171

5.	Tax Status

IRS issued an opinion letter to the prototype plan document preparer, Principal, dated June 30, 2020, which states that the form of the prototype plan qualifies under the applicable provisions of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine examination by taxing jurisdictions for periods since 2021; however, there are currently no examinations for any tax periods in progress.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Global and domestic economic uncertainty has resulted in significant volatility in financial markets. This volatility has affected, and may continue to affect, the value of the Plan’s net assets available for benefits. The effects of economic and market conditions subsequent to December 31, 2024 are not reflected in these financial statements, and future effects on the Plan’s net assets available for benefits cannot be predicted.

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7.	Party-In-Interest Transactions

Certain Plan investments are managed by Principal. Principal is the trustee as defined by the Plan and, therefore, those transactions qualify as exempt party-in-interest transactions under ERISA.

Participants who are active employees may borrow from their accounts and such loans qualify as exempt party-in-interest transactions under ERISA. These loans are recorded as notes receivable from participants in the statements of net assets available for benefits.

Certain employees of the Plan Sponsor, who may be participants in the Plan, perform administrative services for the Plan at no cost to the Plan.

The Plan holds investments in the common stock of the Plan Sponsor, comprised of the following at:

December 31, 2024
Fair value	$12,079,236
Number of shares held	639,790

December 31, 2023
Fair value	$9,042,800
Number of shares held	590,261

8.	Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were issued, and has determined that there were no subsequent events or transactions which would require recognition or disclosure in the financial statements.

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UMH PROPERTIES, INC. 401(K) PLAN

SCHEDULE PURSUANT TO DEPARTMENT OF LABOR REQUIREMENTS

SCHEDULE H, PART IV – LINE 4i SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2024

EIN #: 22-1890929
Plan #: 001
	(b)	(c)
	Identity of Issue,	Description of Investment, Including	(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest,	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Value

	INTEREST-BEARING CASH	SHARES
	Charles Schwab Money Market Fund	5,800	$5,800

	COMMON/COLLECTIVE TRUSTS	UNITS
*	Principal Trust Income Fund R5	39,260	860,064
*	Principal Stable Value Fund	22,412	570,124
*	Principal Trust Target 2015 Fund R5	15,987	489,998
*	Principal Trust Target 2020 Fund R5	12,792	440,422
*	Principal Trust Target 2025 Fund R5	42,708	1,619,920
*	Principal Trust Target 2030 Fund R5	89,005	3,671,451
*	Principal Trust Target 2035 Fund R5	30,602	1,370,949
*	Principal Trust Target 2040 Fund R5	12,333	594,681
*	Principal Trust Target 2045 Fund R5	23,445	1,199,922
*	Principal Trust Target 2050 Fund R5	11,868	624,731
*	Principal Trust Target 2055 Fund R5	19,373	1,038,756
*	Principal Trust Target 2060 Fund R5	25,363	654,869
*	Principal Trust Target 2065 Fund R5	6,752	121,200
*	Principal Trust Target 2070 Fund R5	207	2,684
			13,259,771

	MUTUAL FUNDS	SHARES
	JPMorgan US Equity Fund	63,793	1,594,184
	T Rowe Price Blue Chip Growth Fund Inc	6,928	1,298,295
	Eaton Vance Atlanta Capital SMID-Cap Fund	20,126	846,313
	Cohen & Steers Real Estate Securities Fund	41,216	711,793
	BlackRock High Yield Portfolio	45,888	325,807
	Vanguard Mid-Cap Value Index Fund/Open-end fund	2,271	190,290
	Smallcap World Fund Inc	4,391	307,401
	American Century Growth Fund	3,478	210,331
	Columbia Dividend Income Fund	5,286	178,303
	Invesco Oppenheimer International Growth Fund	3,573	112,634
	JPMorgan Government Bond Fund	7,940	74,636
	Fidelity Inflation Protected Bond Index Fund	700	6,222
	Fidelity US Bond Index	601	6,144
	Fidelity Mid Cap Index Fund	22	742
	Fidelity Total International Index Fund	55	779
			5,863,874

	COMMON STOCKS	SHARES
*	UMH Properties, Inc.	639,790	12,079,236
	ARK Restaurants Corp.	369	4,059
	Hanes Brands Inc.	5,161	42,011
	Hecla Mining Company	300	1,473
	Industrial Logistics Properties Trust	14,400	52,560
	International Money Express Inc.	2,271	47,305
	Jewett-Cameron Trading Company Ltd.	6,422	29,798
	Office Properties Income Trust	4,699	4,698
	RMR Group Inc.	300	6,192
	Stanley Black & Decker Inc.	100	8,029
	Tandy Leather Factory Inc.	1,094	5,197
	National Health Investors Inc.	525	36,382
			12,316,940

	POOLED SEPARATE ACCOUNTS	UNITS
*	Principal Largecap S&P 500 Index Fund	1,706	565,183
*	Principal Smallcap S&P 600 Index Fund	3,292	347,146
*	Principal Core Plus Bond Fund	550	80,763
			993,092

*	NOTES RECEIVABLE FROM PARTICIPANTS	Interest rates are between 4.25% and 9.50% with maturities through 2029	663,153
			$33,102,630

*	Denotes a party-in-interest as defined by ERISA.

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EXHIBITS:

23.1	Consent of Independent Registered Public Accounting Firm

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SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UMH PROPERTIES, INC. 401(K) PLAN

	By:	UMH Properties, Inc., as Plan Administrator

Date: June 30, 2025	By:	/s/ Anna T. Chew
	Name:	Anna T. Chew
	Title:	Executive Vice President and Chief Financial Officer

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